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CHICAGO · NEW YORK CITY · WASHINGTON, D.C.

JOSE J. DEL REAL
312-609-7639
jdelreal@vedderprice.com
February 26, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene

Re:	Tortoise Energy Infrastructure Corporation (the “Company”)
File Numbers 811-21462; 333-146095
To the Commission:
     On behalf of the Company, electronically transmitted herewith is Post-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 (File No. 333-146095) for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The primary purpose of Post-Effective Amendment No. 4 is to update the Company’s Registration Statement by including the most recently audited financial highlights and adding certain risk disclosure regarding current market conditions.
*     *     *     *     *
     If you have any questions or comments, please contact the undersigned at (312) 609-7639 or Deborah Bielicke Eades at (312) 609-7661.
Sincerely,
Jose J. Del Real
JDR/mme
cc: Ms. Deborah Bielicke Eades